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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ---------------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934




                        Everest & Jennings International Ltd.
                        -------------------------------------
                                   (Name of Issuer)


                        Common Stock, par value $.10 per share
                        --------------------------------------
                            (Title of Class of Securities)


                                     299767 20 2
                                     ------------
                                    (CUSIP Number)



                               Richard S. Kolodny, Esq.
                          Vice President and General Counsel
                          Graham-Field Health Products, Inc.
                                 400 Rabro Drive East
                         Hauppauge, NY  11788  (516) 582-5900
                         ------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                       Copy to:

                                Robert S. Reder, Esq.
                           Milbank, Tweed, Hadley & McCloy
                               1 Chase Manhattan Plaza
                               New York, NY  10005-1413
                                    (212) 530-5680



                                  September 3, 1996
                                  -----------------
               (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:   / /

          Check the following box if a fee is being paid with the statement:
/X/

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                                     SCHEDULE 13D

CUSIP NO.: 299767 20 2

(1)  NAME OF REPORTING PERSON:     Graham-Field Health Products, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 11-2578230

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)       / /

     (b)       / /

(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS:  OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)        / /

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:       None

     (8)  SHARED VOTING POWER:      8,645,354  See Item 4

     (9)  SOLE DISPOSITIVE POWER:   None

     (10) SHARED DISPOSITIVE POWER: None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,645,355  See Item 4


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  86%

(14) TYPE OF REPORTING PERSON:     CO


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                                     SCHEDULE 13D

CUSIP NO.: 299767 20 2

(1)  NAME OF REPORTING PERSON:     E&J Acquisition Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)       / /

     (b)       / /

(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS:  OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)        / /

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:       None

     (8)  SHARED VOTING POWER:     8,645,354  See Item 4

     (9)  SOLE DISPOSITIVE POWER:   None

     (10) SHARED DISPOSITIVE POWER: None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,645,355  See Item 4

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  86%

(14) TYPE OF REPORTING PERSON:     CO


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ITEM 1.   SECURITY AND ISSUER.

          This statement ("Statement") relates to the common stock, par value $.10 per share (the "E&J Common Stock"), of Everest & Jennings International Ltd., a Delaware corporation ("E&J"). The principal executive offices of E&J are located at 4203 Earth City Expressway, Earth City, Missouri 63045.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Graham-Field Health Products, Inc., a Delaware corporation ("Graham-Field"). Graham-Field manufacturers, markets and distributes more than 23,000 healthcare products for hospital, physician and home use to approximately 15,000 home healthcare, physician, hospital supply and pharmaceutical distributors, retailers and wholesalers. The principal executive offices of Graham-Field are located at 400 Rabro Drive East, Hauppauge, New York 11788. This Statement is also filed by E&J Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Graham-Field ("Acquisition Corp."). The address of the principal executive offices of Acquisition Corp. is the same as that for Graham-Field. Acquisition Corp. was organized on July 22, 1996 for the purpose of merging with and into E&J. Graham-Field and Acquisition Corp. are collectively referred to as the "Reporting Persons".

          Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of Graham-Field. Schedule II attached hereto sets forth certain additional information with respect to each director and executive officer of Acquisition Corp.

          None of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedules I or II hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          See Item 4. No funds were paid to BIL (Far East Holdings) Limited (together with its affiliates, "BIL"), by the Reporting Persons in connection with the execution and delivery of the Stockholder Agreement and the Irrevocable Proxy (each as defined in Item 4).

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                                                                              2

ITEM 4.   PURPOSE OF TRANSACTION.

          On September 3, 1996, Graham-Field and Acquisition Corp. entered into an Agreement and Plan of Merger (the "Merger Agreement") with E&J and BIL, the majority stockholder of E&J (as described in Item 5), pursuant to which Acquisition Corp. will merge with and into E&J, with E&J surviving as a wholly-owned subsidiary of Graham-Field (the "Merger"). A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.


          Pursuant to the Merger Agreement, each share of E&J Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than shares of E&J Common Stock canceled pursuant to the Merger Agreement, will be converted into the right to receive .35 (the "Conversion Number") shares of common stock, par value $.025 per share, of Graham-Field (the "Graham-Field Common Stock"); provided that the Conversion Number will be reduced to the extent necessary so that the maximum value (determined as set forth in the Merger Agreement) of the fraction of a share of Graham-Field Common Stock into which each share of E&J Common Stock is converted in the Merger will not exceed $5.50.

     In addition, at the Effective Time:

     (i) BIL will purchase for cash additional shares of Graham-Field Common Stock having a value (determined as set forth in the Merger Agreement) equal to the outstanding principal and interest on E&J's indebtedness to Hong Kong and Shanghai Banking Corporation Limited (subject to a cap of $25 million), which indebtedness (the "HSBC Indebtedness") is currently guaranteed by BIL. The proceeds of such stock purchase will be contributed by Graham-Field to E&J immediately following the Merger and used to discharge the HSBC Indebtedness.

    (ii) Graham-Field will issue up to $61 million stated value of a new Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") to BIL in exchange for certain indebtedness of E&J owing to BIL and shares of E&J preferred stock owned by BIL. The Series B Preferred Stock will be entitled to a dividend of 1.5% per annum payable quarterly, will vote on an as-converted basis as a single class with Graham-Field Common Stock and the Series C Preferred Stock (as defined in clause (iii) below), will not be subject to redemption and will be convertible (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of Graham-Field, at a conversion price equal to current trading prices (subject to a


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                                                                              3

          minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments. A form of the Certificate of Designations of the Series B Preferred Stock, setting forth the terms thereof, is attached to the Merger Agreement (Exhibit 1 hereto) as Exhibit A.

   (iii) BIL will purchase for cash $10 million stated value of a new Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock"), the proceeds of which will be available to Graham-Field for general corporate purposes. The Series C Preferred Stock will be entitled to a dividend of 1.5% per annum payable quarterly, will vote on an as-converted basis as a single class with Graham-Field Common Stock and the Series B Preferred Stock, will be subject to redemption as a whole at the option of Graham-Field on the fifth anniversary of the date of issuance at stated value and, to the extent not so redeemed, will be convertible automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments. A form of the Certificate of Designations of the Series C Preferred Stock, setting forth the terms thereof, is attached to the Merger Agreement (Exhibit 1 hereto) as Exhibit B.

    (iv) Certain indebtedness in the amount of $4 million owing by Graham-Field to BIL will be exchanged for an equal amount of unsecured subordinated indebtedness of Graham-Field maturing on April 1, 2001 and bearing interest at the effective rate of 7.7% per annum. A summary term sheet relating to such subordinated indebtedness is attached to the Merger Agreement (Exhibit 1 hereto) as Exhibit C.

          The Merger is subject to a number of conditions, including, among other things, (i) approval of the Merger by the holders of E&J capital stock entitled to vote thereon voting at a special meeting of the stockholders of E&J,
(ii) approval of the issuance of shares of Graham-Field Common Stock pursuant to the Merger Agreement and certain other matters by the holders of Graham-Field Common Stock entitled to vote thereon voting at a special meeting of the stockholders of Graham-Field, (iii) expiration of certain regulatory waiting periods, (iv) receipt of all required government approvals and (v) declaration of effectiveness of the registration statement relating to the shares of Graham-Field capital stock issuable pursuant to the Merger Agreement.


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                                                                              4

          In connection with the Merger, on September 3, 1996, Graham-Field entered into a Stockholder Agreement (the "Stockholder Agreement") with BIL and Irwin Selinger, the Chairman of the Board and Chief Executive Officer of Graham-Field, pursuant to which, among other things, BIL has executed and delivered to Graham-Field an irrevocable proxy (the "Irrevocable Proxy") to vote BIL's shares of capital stock of E&J (the "BIL Shares") in favor of approval of the Merger and adoption of the Merger Agreement and all transactions contemplated thereby,
at a special meeting of E&J stockholders.   Accordingly, the Merger will be
approved at the E&J special stockholders meeting without the affirmative vote of any other E&J stockholder. BIL also agreed, until the Effective Time, not to dispose of any of the BIL Shares or any interest therein, exercise any right of conversion with respect to such shares, deposit any of such shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect disposition of such shares. In addition, BIL agreed pursuant to the Stockholder Agreement not to initiate, solicit or encourage, directly or indirectly, any inquiries with respect to any alternative business combination transaction relating to E&J or engage in any negotiations concerning any such transaction. BIL also agreed to promptly notify Graham-Field of any inquiries or proposed negotiations with respect to any such proposed transaction.

          BIL has also agreed in the Stockholder Agreement to grant to Graham-Field a right of first refusal with respect to certain sales of Graham-Field securities acquired by BIL pursuant to the Merger Agreement, to indemnify Graham-Field against certain existing actions and proceedings to which E&J and its subsidiaries are parties, and so long as BIL owns securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field, not to acquire additional shares of Graham-Field Common Stock without the consent of the Board of Directors of Graham-Field (the "Graham-Field Board"), which consent will not be unreasonably withheld, seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field, or otherwise seek or propose to acquire control of the Graham-Field Board. Pursuant to the Stockholder Agreement, BIL will have the right to designate two members of the Graham-Field Board (subject to reduction if BIL reduces its ownership of Graham-Field Common Stock), and will have the right to participate on a pro rata basis in certain future stock issuances by Graham-Field.

          The Stockholder Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms or upon a change of control of the Graham-Field Board. In addition, if any person becomes the owner of securities representing more than 15% but less than 100% of the voting power

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                                                                             5


of the outstanding capital stock of Graham-Field with the approval of the Graham-Field Board and the restrictions imposed by Graham-Field on the activities of such person are less onerous than those imposed on BIL, then the Stockholder Agreement will be revised to provide for comparable restrictions.

          A copy of the Stockholder Agreement is filed as Exhibit 2 to this Statement and is incorporated herein by reference. A copy of the Irrevocable Proxy is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

          Except as set forth in this Item, the Merger Agreement and the Stockholder Agreement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) Pursuant to the Stockholder Agreement and the Irrevocable Proxy, under the circumstances set forth therein, the Reporting Persons may be deemed to have shared voting power with BIL with respect to its shares of E&J capital stock. BIL owns 5,779,935 shares of E&J Common Stock. Additionally, BIL owns 7,867,842 shares of E&J Series A Preferred Stock, 786,357 shares of E&J Series B Preferred Stock and 20,000,000 shares of E&J Series C Preferred Stock. Each share of the E&J Series A, B and C Preferred Stock is convertible into one-tenth of one share of E&J Common Stock and is entitled to vote on an as-converted basis with respect to all matters submitted to a vote of the holders of E&J Common Stock, as a single class together with the E&J Common Stock. Accordingly, BIL beneficially owns in the aggregate 8,645,354 shares of E&J Common Stock, representing 86% of the total outstanding shares of E&J Common Stock after giving effect to the conversion of the E&J Series A, B and C Preferred Stock held by BIL.

          As a result of the limited voting arrangements provided for in the Stockholder Agreement and Irrevocable Proxy, the Reporting Persons disclaim beneficial ownership of any shares of E&J Common Stock.

          (c) Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in shares of E&J Common Stock during the past 60 days.

          (d) - (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None, except as set forth in Item 4.

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                                                                             6

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Agreement and Plan of Merger, dated as of September 3, 1996, by and among Graham-Field, Acquisition Corp., BIL and E&J (incorporated by reference to Exhibit 2(a) of the Form 8-K of Graham-Field filed on September 4, 1996).

          2. Stockholder Agreement, dated as of September 3, 1996, by and among Graham-Field, BIL and Irwin Selinger (incorporated by reference to Exhibit 4(f) of the Form 8-K of Graham-Field filed on September 4, 1996).

          3. Irrevocable Proxy, dated as of September 3, 1996, executed by BIL in favor of Graham-Field.

          4.   Joint Filing Agreement.


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                                                                             7

                                      SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 1996

                                   GRAHAM-FIELD HEALTH PRODUCTS, INC.


                                   By: /s/ Richard Kolodny
                                       ________________________
                                       Richard S. Kolodny
                                       Vice President, General
                                       Counsel and Secretary


                                   E&J ACQUISITION CORP.


                                   By: /s/ Richard S. Kolodny
                                       _______________________
                                       Richard S. Kolodny
                                       Vice President, General
                                       Counsel and Secretary

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                                                                             8
                                      SCHEDULE I


                          GRAHAM-FIELD HEALTH PRODUCTS, INC.


          Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of Graham-Field. Unless otherwise indicated, each person identified below is employed by Graham-Field. The principal address of Graham-Field, and unless otherwise indicated below, the current business address for each individual listed below, is Graham-Field Health Products, Inc., 400 Rabro Drive East, Hauppauge, New York 11788. Each person listed below is a citizen of the United States of America.


NAME AND ADDRESS:                           PRESENT PRINCIPAL OCCUPATION
                                            OR EMPLOYMENT:

DIRECTORS:

Irwin Selinger                              Chairman of the Board
                                            and Chief Executive Officer

Robert Spiegel                              Director of Drug Emporium,
c/o Hoenig Group, Inc.                      Inc., Kash n' Karry Food
4 International Drive                       Stores, Inc. and The Hoenig
Ryebrook, New York 10573                    Group, Inc.

Louis A. Lubrano                            Managing Director of Stires & c/o
Stires & Company, Inc.                      Company, Inc.
432 Park Avenue South
New York, New York 10016

Dr. Harold Lazarus                          Dean of Hofstra University
c/o Hofstra University                      School of Business
Management Department
Weller Hall 228
Hempstead, New York 11550

Andrew A. Giordano                          Principal, The Giordano Group, c/o
The Giordano Group, Ltd                     Ltd.
1811 South 24th Street
Arlington, Virginia 22202

Donald Press                                Attorney, Donald Press, P.C.
c/o Donald Press
39 Broadway
New York, New York 10006

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                                                                             9

David P. Delaney, Jr.                       Chief Executive Officer and
c/o Lancer Financial Group, Inc.            President, Lancer Financial
370 West Park Avenue                        Group, Inc.
Long Beach, New York 11561

Steven D. Levkoff                           Chief Executive Officer
c/o Standard Folding Cartons, Inc.          and President, Standard
85th & 24th Avenue                          Folding Cartons, Inc.
Jackson Heights, New York 11370


EXECUTIVE OFFICERS:

Irwin Selinger                              Chairman of the Board and Chief
                                            Executive Officer

Gary M. Jacobs                              Vice President, Finance and
                                            Chief Financial Officer

Richard S. Kolodny                          Vice President, General
                                            Counsel and Secretary

Ralph Liguori                               Executive Vice President,
                                            Operations

Peter Winocur                               Executive Vice President,
                                            Sales

Beatrice Scherer                            Vice President,
                                            Administration

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                                                                             10

                                     SCHEDULE II


                                E&J ACQUISITION CORP.


      Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of E&J Acquisition Corp. The principal address of E&J Acquisition Corp., and unless otherwise indicated below, the current business address for each individual listed below, is E&J Acquisition Corp., 400 Rabro Drive East, Hauppauge, New York 11788. Each person listed below is a citizen of the United States of America.



NAME AND ADDRESS:                           PRESENT PRINCIPAL OCCUPATION
                                            OR EMPLOYMENT:

DIRECTORS:

Irwin Selinger                              Chairman of the Board
c/o Graham-Field Health                     and Chief Executive Officer
Products, Inc.
400 Rabro Drive East
Hauppauge, New York 11788

David P. Delaney, Jr.                       Chief Executive Officer and
c/o Lancer Financial Group, Inc.            President, Lancer Financial
370 West Park Avenue                        Group, Inc.
Long Beach, New York 11561

Dr. Harold Lazarus                          Dean of Hofstra University
c/o Hofstra University                      School of Business
Management Department
Weller Hall 228
Hempstead, New York 11550

EXECUTIVE OFFICERS:

Irwin Selinger                              Chairman of the Board and
                                            Chief Executive Officer

Richard S. Kolodny                          Vice President, General
                                            Counsel and Secretary

Gary M. Jacobs                              Vice President, Finance,
                                            Chief Financial Officer and
                                            Assistant Secretary

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                                                                             11

Ralph Liguori                               Executive Vice President,
                                            Operations

Peter Winocur                               Executive Vice President,
                                            Sales

Beatrice Scherer                            Vice President,
                                            Administration

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                                                                             12

                                    EXHIBIT INDEX

EXHIBIT NO.   TITLE:

  1. Agreement and Plan of Merger, dated as of September 3, 1996, by and among Graham-Field, Acquisition Corp., BIL and E&J (incorporated by reference to Exhibit 2(a) of the Form 8-K of Graham-Field filed on September 4, 1996).

  2. Stockholder Agreement, dated as of September 3, 1996, by and among Graham-Field, BIL and Irwin Selinger (incorporated by reference to
              Exhibit 4(f) of the Form 8-K of Graham-Field filed on September 4,
              1996).

  3. Irrevocable Proxy, dated as of September 3, 1996, executed by BIL in favor of Graham-Field.

  4.          Joint Filing Agreement.